[CapitalSource Letterhead]

January 20, 2012

VIA EDGAR

Mr. John P. Nolan

Mr. Michael Volley

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	CapitalSource Inc.

Form 10-K for the year ended December 31, 2010

Form 10-Q for the quarter ended September 30, 2011

File No. 001-31753

Extension to Respond to Comment Letter dated December 30, 2011

Dear Messrs. Nolan and Volley:

This letter confirms our understanding that the Staff has agreed to an extension of the deadline for submission of our response to the SEC comment letter dated December 30, 2011 to February 1, 2012.

Please do not hesitate to contact me if you have any further questions on this matter.

Sincerely,

/S/ BRYAN D. SMITH
Bryan D. Smith
Chief Accounting Officer